September 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Cheryl Brown; Daniel Morris

Re:	Contango ORE, Inc.

Amendment No. 2 to Registration Statement on Form S-3

Filed August 20, 2024

File No. 333-280509

Dear Ms. Brown and Mr. Morris:

Set forth below is the response of Contango ORE, Inc. (the “Company”) to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 3, 2024 with respect to the above-referenced Registration Statement on Form S-3 filed with the Commission on June 26, 2024 (the “Registration Statement”), as amended by Amendment No. 1 filed with the Commission on July 11, 2024 and Amendment No. 2 filed with the Commission on August 20, 2024 (“Amendment No. 2”).

The Company has filed this correspondence via EDGAR. For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold text. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such response is to page numbers in Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-3

General

1.

We note that your supplemental letter response asserts that you “should be eligible for the accommodation in General Instruction G” based on the filing date of Amendment No. 1 to Form S-3 on July 11, 2024. Please confirm your understanding that, for purposes of reliance on General Instruction G to Form S-3, the original date of filing is based on the initial filing of the Form S-3 on June 26, 2024, and a post-effective amendment will be required to subsequently disclose the unknown selling securityholder information.

516 2nd Avenue, Suite 401, Fairbanks, AK 99701

Telephone 907-888-4273 • www.contangoore.com

NYSE-A: CTGO

U.S. Securities and Exchange Commission September 5, 2024 Page 2

Response: The Company respectfully acknowledges the Staff’s comment and confirms its understanding that, for purposes of reliance on General Instruction G to Form S-3, the original date of filing is based on the initial filing of the Form S-3 on June 26, 2024, and a post-effective amendment will be required to subsequently disclose the unknown selling securityholder information.

* * * * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me at (604) 671-4614 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Clark
Name: Michael Clark
Title: Chief Financial Officer and Secretary

cc:	Rick Van Nieuwenhuyse, Contango ORE, Inc.

Tim Samson, Holland & Knight LLP

Paul Monsour, Holland & Knight LLP